

16009107

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

 

SEC FILE NUMBER
8-68452

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___1/01/2015___ AND ENDING___12/31/2015___

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALERS: Larrain Vial Securities US LLC

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
Avda. El Bosque Norte 0177 – 3rd Floor

	FIRM I.D. NO.

(No. and Street)

Las Condes, Santiago	Region Metropolitana, Chile	0177
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Portnoff, FinOp   212-751-4422

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG Auditores Consultores Ltda.

(Name – if individual, state last, first, middle name)

Avda, Isidora Goyenechea 3520, 13th floor	Las Condes, Santiago	RM, Chile	7550071
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☐ Certified Public Accountants
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, __Claudio Larrain_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

__Larrain Vial Securities US LLC_____ , as

of __December 31_____, 2015, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____ Signature

_____ CEO

Title

_____
        Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☐ (c) Statement of Income (Loss).
☐ (d) Statement of Changes in Financial Condition.
☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☐ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
☐ (o) Exemption Report pursuant to Securities and Exchange Commission Rule 17a5(d)(4)

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



cutting through complexity™

LARRAIN VIAL SECURITIES US LLC

Statement of Financial Condition

As of December 31, 2015

(With Report of Independent Registered Public Accounting Firm Thereon)



LARRAIN VIAL SECURITIES US LLC

Statement of Financial Condition

As of December 31, 2015

(With Report of Independent Registered Public Accounting Firm Thereon)

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a
PUBLIC DOCUMENT.

Autorizo la firma de don CLAUDIO PATRICIO LARRAÍN KAPLÁN, cédula de identidad N° 10.484.880-K, quien declara estar legalmente habilitado para firmar en representación de LARRAÍN VIAL SECURITIES US LLC.- Santiago, 15 de Febrero de 2016.- CAR



LARRAIN VIAL SECURITIES US LLC

CONTENTS



KPMG Auditores Consultores Ltda.
Av. Isidora Goyenechea 3520, Piso 2
Las Condes, Santiago, Chile

Teléfono   +56 (2) 2798 1000
Fax   +56 (2) 2798 1001
www.kpmg.cl

Report of Independent Registered Public Accounting Firm

The Board of Directors
Larrain Vial Securities US LLC:

We have audited the accompanying statement of financial condition of Larrain Vial Securities US LLC, Inc. as of December 31, 2015 (the financial statement). The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Larrain Vial Securities US LLC as of December 31, 2015, in conformity with U.S. generally accepted accounting principles.

KPMG Auditores Consultores Ltda.

Santiago Chile, February 22, 2016

LARRAIN VIAL SECURITIES US LLC

Statement of Financial Condition
December 31, 2015

Assets	US$
Cash	1,126,207
Due from affiliate	38,371
Property and equipment (net)	44,226
Receivable from clearing broker	211,165
Other assets	66,532
Total assets	1,486,501

Liabilities and Member's Equity	
Accrued expenses	425,701
Deferred rent	13,357
Total liabilities	439,058
Member's equity	1,047,443
Total liabilities and equity	1,486,501

See accompanying notes to the statements of financial condition.

2

LARRAIN VIAL SECURITIES US LLC

Notes to the Statement of Financial Condition
December 31, 2015

(1)   Organization

Larrain Vial Securities US LLC (the "Company" or "LVS") was incorporated in Delaware on November 2, 2009. In July 19, 2010 the Financial Industry Regulatory Authority ("FINRA") granted the application of the Company to conduct business contingent upon the execution of the Membership Agreement, which involved a capital contribution of $1,000,000.

The Company is an institutional brokerage firm. The Company is engaged primarily in the business of effecting transactions in foreign equities. The Company is registered as a broker dealer with the Securities and Exchange Commission and FINRA and commenced operations in the capacity of a broker dealer in November 1, 2010.

The Company acts as an agent for non-U.S. equity sales by its affiliate, Larrain Vial S.A. Corredora de Bolsa ("LVCB"), to U.S. institutional investors and earns commission income on this brokerage business. The Company clears its foreign equities brokerage business on a delivery versus payment/receipt versus payment basis through LVCB.

The Company is a subsidiary of Larrain Vial S.A. ("LVSA") a Chilean investing private company, which is the sole member of the Company.

(2)   Summary of Significant Accounting Policies

    (a)   Use of Estimates and Basis of Preparation

        The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from these estimates.

    (b)   Operating Lease

        The company leases office space under an operating lease that expires in December 2016. The first month of rent under this lease has been abated and will be amortized over the life of the lease. The following is a summary of minimum future rental payments under this lease:

Year Ending December	Amount
2016	151,762

(2) Summary of Significant Accounting Policies, Continued

(c) Property, Equipment and Depreciation

Property and equipment are stated at cost, less accumulated depreciation. Depreciation is recognized based on the straight line method over the estimated useful life of the asset. Management tests for impairment when there is reason to believe such impairment may exist. At December 31, 2015, all assets were operational and management had no reason to believe such assets were impaired.

A summary of the cost and accumulated depreciation of fixed assets at December 31, 2015 is as follows:

	US$	Estimated Useful Lives
Computers	8,371	3 years
Furniture and equipment	50,206	7 years
Leasehold improvements	110,524	5 years
	169,101	
Less accumulated depreciation (*)	(124,876)	
	44,225	

Property and equipment are reviewed for impairment whenever events of changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying amount. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value. Fair value is determined using discounted cash flow models, as considered necessary. No impairment losses were recognized in the year ended December 31, 2015.

(3) Cash

The Company maintains its cash balances in one financial institution, Citibank, which, at times, exceed federally-insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant risk on cash. There are no restrictions or compensating balances on such accounts.

(4) Off Balance Sheet Risk and Transactions with Customers

ASC 460 (formerly known as Financial Accounting Standards Board Interpretation No.45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others") provides accounting and disclosure requirements for certain guarantees. In the normal course of business, the Company's customer activities involve the execution and clearance of customer securities transactions through clearing brokers. Securities transactions are subject to the credit risk of counterparties or customer non-performance. Pursuant to the clearing agreement, the Company has agreed to reimburse its clearing brokers without limit for any losses that the transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through the settlement date. As a result of the settlement of these transactions, there were no amounts to be indemnified to clearing brokers for these customer accounts at December 31, 2015.

(5) Income Taxes

The Company is subject to taxes at the federal, state and municipal level and has elected to file as a C-corporation under IRS form 8832. The Company is not subject to Chilean tax.

Management has an obligation to accurately report the true state of the Company, and to make judgments and estimations where necessary. In the context of tax assets and liabilities, there must be a reasonable likelihood that the tax difference may be realized in future years.

For the Company, a tax asset can be calculated based on the Company's cumulative losses. However, a deferred tax asset should be recognized if and only if the management considered that there will be sufficient future taxable profit to utilize the tax loss. The firm does not expect to make enough profits to assign to these losses in future years, thus the complete value of the tax asset has been impaired: in the estimation of management, the likelihood that this tax loss can be utilized in the future is not likely.

(6)   Net Capital Requirements and Other Regulatory Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to the net capital, both as defined, shall not exceed 15 to 1. The Company has elected to use the basic method permitted by Rule 15c3-1 which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 6-2/3% of Aggregate Indebtedness. At December 31, 2015, the Company had net capital of $898,314 which was $648,314 in excess of the amount required to be maintained.

The Company is exempt from the provisions of Rule 15c3-3 pursuant to paragraph (k)(2)(i) for all foreign transactions cleared on a delivery versus payment/receipt versus payment basis.

For the year ended December 31, 2015, the Company received additional paid in capital from LVSA of $2,100,000.

(7)   Related Party Transactions

The Company receives overhead services pursuant to a service level arrangement with the Company's affiliates, Asesorias Larrain Limitada ("LVA") and LVCB, both companies are subsidiaries of LVSA. The Company is charged a percentage of compensation, occupancy, allocated administrative costs and other costs allocated from LVA and LVCB based on the portion attributable to the Company. Payments related to the service agreement are invoiced and settled in US Dollars.

LVS is engaged in providing various investment banking and securities transactions services to its clients, which include U.S. Institutional investors. Under a clearing agreement between LVS and LVCB, certain transactions are referred to LVCB on behalf of U.S. clients for execution. LVCB charges a 50% commission for these transactions. As of December 31, 2015, $38,371 is due from the affiliate.

(8)   Contingencies

The Company is not involved in or foresees any legal proceedings concerning matters arising connection with the conduct of its businesses.

(9)   Subsequent Events

The Company has evaluated subsequent events through February 22, 2016, the date these financial statements were available to be issued, and determined there were no events or transactions during such period requiring recognition or disclosure in the financial statements.

www.kpmg.cl

KPMG en Chile

Santiago
Isidora Goyenechea 3520
Piso 2
Las Condes
T: +56 2 2798 1000
E: contacto@kpmg.com

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Avenida Libertad 269

Of. 1201, Piso 12
Edificio Libertad
T: +56 32 297 3681

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Edificio Bío Bío Centro
Avda. Autopista 8696 Of. 513
Hualpén
T: +56 41 286 1851
   +56 41 286 1852